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                             SUPPLEMENT TO AGREEMENT

     THIS SUPPLEMENT TO AGREEMENT is made and entered into this 5th day of August, 1996 by and among Monument Resources, Inc. ("Monument"), a Colorado corporation, Crescent Oil & Gas Corporation ("Crescent"), a Delaware corporation, and Powerhouse Resources, Inc. ("Powerhouse"), a Colorado corporation.

     WHEREAS, an Agreement and Plan of Reorganization dated February 23, 1996, and its Addendum dated March 22, 1996, has heretofore been executed by the parties; and

     WHEREAS, the parties wish to make certain fundamental changes in the terms and conditions set forth therein;

     NOW THEREFORE, for and in consideration of the mutual covenants and agreements herein set forth and the mutual benefits of the parties to be derived herefrom, it is hereby agreed as follows:

     1. Article 3 entitled "Plan of Reorganization" is hereby deleted, with the sole exception of the right of first refusal and absolute right to purchase referred to therein, in Section 4 of the March 22, 1996, addendum and in lieu thereof the parties agree that Monument will acquire by purchase the three following assets of Crescent known as: (a) the Galvin Ranch property, Webb County, Texas; (b) the Kansas (Levenworth) gas system pipeline, shells, buildings and equipment; and (c) the East Voss Oil property in Knox County, Texas. Monument will not acquire the Suimork Oil Depot in China.

     2. Monument will pay to Powerhouse in consideration for such properties set forth immediately above the amount of 3,000,000 shares of its common stock, which will be issued upon execution of the documents necessary to assign the properties set forth above free and clear of liens and encumbrances except those of record, and the return of the 1,000 shares of Monument's convertible preferred stock.

     3. In addition, the 1,000,000 shares of Monument now held in escrow payable under certain circumstances to Powerhouse will be canceled and returned to Monument in consideration for the following: (a) $25,000 cash to be paid to Powerhouse upon execution hereof; (b) $100,000 shall be paid by Monument to Powerhouse and escrowed and will be disbursed to Powerhouse when Powerhouse produces a general release and waiver from Alan Arnold with respect to his employment agreement, office rental expenses and other items of a similar nature. The general waiver will also include the requirement that all books, records and property files of Crescent be returned to the Denver office as part of the overall settlement and general release and waiver; (c) an additional $100,000 shall be paid by Monument to Powerhouse and escrowed and disbursed against the expenses set forth on Exhibit 1 of the Escrow Agreement. These expenses are accounts payable of Crescent which been mutually agreed to be paid out of the $100,000 payment set forth in this subparagraph; and (d) any funds in excess of the amounts required to be paid for payment or settlement of those matters set forth in this paragraph shall be the sole property of Powerhouse and disbursed to it upon settlement or payment of the required amounts in each sub-paragraph, but in no event later than October 1, 1996.

     4. Powerhouse shall have a one-time right to demand registration of the Monument shares described in paragraph 2 subject to the following conditions:

     i) such demand shall be effective only at such times as Monument's financial statements are sufficiently current for inclusion in registration statements which may be filed on Forms S-1, S-3 or SB-2, it being the intent of the parties that any incremental accounting costs incurred either be minimal or paid by Powerhouse;

     ii) such demand shall not be made nor be effective if at such time Monument has underway any material bonafide capital raising, merger or similar transaction which would be adversely affected by such demand;

     iii) costs including legal fees, printing and miscellaneous expenses (estimated not to exceed $50,000) shall be shared equally regardless of the actual amount, as between Powerhouse and Monument; and

     iv)  such demand registration right shall expire on April 1, 1999.

     5. Monument agrees that it will use its best efforts and expertise to assist Powerhouse in the management of its remaining oil and gas properties which will continue to be owned by Crescent.

     6. The Board of Directors of Powerhouse will agree that it will instruct its proper officers to vote any and all shares of Monument held by it at the direction of the management of Monument for a period of two years from the date hereof, at any properly convened meeting for the purpose of electing a slate of directors nominated by Monument management.

     7. Powerhouse acknowledges and Monument agrees that Powerhouse shall have the right to appoint one member to Monument's Board of Directors until such time as Powerhouse owns fewer than 500,000 Monument shares.

     8.  The effective date of the transaction is deemed to be April 1, 1996.

     9. To the extent any provisions of the Agreement and Plan of Reorganization or its Addendum dated March 22, 1996, are inconsistent with the terms of this Supplement, the provisions of this Supplement will apply.

     All other provisions of the foregoing Agreement and Plan of Reorganization shall continue to be effective except to the extent modified herein which shall control in such instance.

     IN WITNESS WHEREOF, the parties hereto have caused this Supplement to Agreement to be executed by their respective officers, hereunto duly authorized.

                              ("Monument")
                              MONUMENT RESOURCES, INC.

                              By /s/ Anton G. Foust
                                Anton G. Foust, President

                              ("Crescent")
                              CRESCENT OIL & GAS CORPORATION
                              By /s/ Dennis C. Dowd
                                Dennis C. Dowd, Vice President
                                and Director

                              ("Powerhouse")
                              POWERHOUSE RESOURCES, INC.

                              By /s/ Dennis C. Dowd
                                Dennis C. Dowd, President

                               -2-
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                                    EXHIBIT 1

                   Monument, Crescent, Powerhouse Agreement
                              dated August 5, 1996
                     Accounts Payable as of August 1,1996

CRESCENT OIL & GAS CORP. PAYABLES                              AMOUNT

Midwest Surveys                                             $ 1,625.58
Swanter and Gordon                                          $ 7,245.00
Garcia's Roustabout                                         $   579.20
Eldeman Backhoe                                             $   455.00
Murray, Tillotson and Nelson                                $   362.06
Pumpers Supply and Equipment                                $   452.26
Tidewater Compression                                       $11,815.54
Diehl, Banwart & Bolden                                     $   590.00
Jeff Ogden                                                  $ 3,712.51
Conner, Cantey and Clover                                   $12,963.82
Ehrhardt, Keefe, Steiner & Hottman                          $ 8,995.73
                                                            ----------
    Total                                                   $48,796.70

Oil and Gas Royalty Interests Payable                       $ 4.410.96

Monument Payments on behalf of Crescent
- - to be reimbursed to Monument:

  Wayne Melton                                              $ 1,250.00
  Shaw, Spangler & Roth                                     $27,022.71
  CT Corporation                                            $   155.00
                                                            ----------
    Total                                                   $28,427.71

 Total Payables at April 1, 1996                            $81,635.37